Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,919	$12,522
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2016 and December 31, 2015)	6,920	4,524
Other accounts receivable and prepaid expenses	1,136	639

Total current assets	16,975	17,685

LONG-TERM ASSETS:
Severance pay fund	3,706	3,513
Property and equipment, net	1,359	1,260
Intangible assets, net	5,747	9,272
Goodwill	30,929	30,844
Other assets	1,644	584

Total long-term assets	43,385	45,473

Total assets	$60,360	$63,158

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,052	$664
Payment obligation related to acquisitions	1,018	2,204
Deferred revenues	10,788	9,354
Employees and payroll accruals	4,662	4,012
Accrued expenses and other current liabilities	1,262	1,248

Total current liabilities	18,782	17,482

LONG-TERM LIABILITIES:
Deferred revenues	1,016	1,348
Liability presented at fair value	633	719
Payment obligation related to acquisitions	-	254
Accrued severance pay	5,050	4,746
Other liabilities	330	318

Total long-term liabilities	7,029	7,385

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value - Authorized: 32,500,000 shares at June 30, 2016 and December 31, 2015; Issued and outstanding: 16,631,754 and 16,406,243 shares at June 30, 2016 and December 31, 2015, respectively	1,899	1,876
Additional paid-in capital	147,470	144,836
Accumulated other comprehensive loss	(1,087)	(1,137)
Accumulated deficit	(113,733)	(107,284)

Total shareholders' equity	34,549	38,291

Total liabilities and shareholders' equity	$60,360	$63,158

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars and shares in thousands, except per share data

	Six months ended June 30,
	2016	2015
	Unaudited

Revenues:

Software licenses	$13,539	$12,360
Maintenance and services	12,433	10,248

Total revenue	25,972	22,608

Operating expenses:

Cost of software licenses	1,267	1,127
Cost of maintenance and services	3,112	2,116
Research and development	6,792	4,893
Selling and marketing	17,847	13,285
General and administrative	2,308	2,636
Impairment of acquisition-related intangible assets	2,132	-

Total operating expenses	33,458	24,057

Operating loss	7,486	1,449

Financial expenses (income), net	(80)	235

Loss before taxes on income	7,406	1,684
Taxes on income (benefit)	(957)	441

Net loss	6,449	$2,125

Basic and diluted net loss per share	$0.39	$0.13

Weighted average number of shares used in computing basic and diluted net loss per share	16,671	15,900

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited

Net loss	$(6,449)	$(2,125)

Other comprehensive income (loss):

Cash flow hedges:

Changes in unrealized gains	91	37
Reclassification adjustments for gains included in net loss	(16)	(7)

Net change	75	30

Foreign currency translation adjustment	(25)	(187)

Net change in accumulated comprehensive loss	50	(157)

Comprehensive loss	$(6,399)	$(2,282)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited
Cash flows from operating activities:

Net loss	(6,449)	$(2,125)

Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	237	193
Share-based compensation	2,220	1,153
Amortization of intangible assets	1,393	1,285
Impairment charge	2,132	-
Accretion of payment obligation	23	130
Change in:
Accrued severance pay, net	111	163
Trade receivables	(2,714)	1,390
Other accounts receivable and prepaid expenses	(491)	(972)
Other long-term assets	144	(12)
Trade payables	397	355
Deferred revenues	1,262	2,225
Employees and payroll accruals	840	239
Accrued expenses and other current liabilities	49	(339)
Liability presented at fair value and other long-term liabilities	(74)	40
Tax deficiencies (benefit) related to exercise of stock options	44	(60)
Change in deferred taxes, net	(1,208)	195

Net cash provided by (used in) operating activities	(2,084)	3,860

Cash flows from investing activities:

Purchase of property and equipment	(340)	(283)
Cash paid in connection with acquisition, net of acquired cash	-	(10,402)

Net cash used in investing activities	(340)	(10,685)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited
Cash flows from financing activities:

Proceeds from exercise of warrants and options	155	696
Payment of contingent consideration	(1,239)	(2,054)
Tax benefit related to exercise of stock options	(44)	60

Net cash used in financing activities	(1,128)	(1,298)

Foreign currency translation adjustments on cash and cash equivalents	(51)	2

Decrease in cash and cash equivalents	(3,603)	(8,121)
Cash and cash equivalents at the beginning of the period	12,522	18,959

Cash and cash equivalents at the end of the period	$8,919	$10,838

Supplemental disclosure of cash flow activities:

Cash paid during the period for:

Income taxes	$660	$1,028

Supplemental disclosure of non-cash investing and financing activities:

Issuance of shares related to acquisitions	$-	$6,599

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") develops, markets, sells and supports Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance, consulting, and other related services for its products.

The Company has wholly-owned subsidiaries in the United States, United Kingdom, Hong-Kong and Israel. The Company's subsidiaries are engaged primarily in sales and marketing.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet at December 31, 2015 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2015, included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 31, 2016. Results for the six months ended June 30, 2016 are not necessarily indicative of results that may be expected for the year ending December 31, 2016.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Reclassifications:

Certain amounts in prior years’ financial statements have been reclassified to reflect certain immaterial adjustments related to prior year business combination. The reclassification had no effect on previously reported net income, cash flows or shareholders’ equity.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Impact of recently issued accounting standard not yet adopted:

1.	Stock Compensation - In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 will be effective for the Company beginning in its first quarter of 2018. The Company is currently evaluating the impact of adopting ASU 2016-09 on its consolidated financial statements.

2.	Leases - In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02"). The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating ASU 2016-02 to determine the impact of adopting ASU 2016-02 on its financial statements.

3.	Financial Instruments - In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company beginning in its first quarter of 2019. The Company does not believe the adoption of ASU 2016-01 will have a material impact on its consolidated financial statements.

4.	Revenue Recognition –In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	FAIR VALUE MEASUREMENTS

FASB issued Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurements and Disclosures" ("ASC No. 820"), which defines fair value and establishes a framework for measuring fair value. According to ASC No. 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2:	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company measures the contingent payment obligations payable, if any, in connection with its acquisitions of businesses or entities ("Contingent Considerations"), foreign currency derivative contracts and other derivative instruments at fair value. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Considerations related to acquisitions and liabilities presented at fair value are classified within Level 3 as the valuation inputs are based on significant inputs not observable in the market. See also note 4 below.

There have been no transfers between fair value measurements levels during the six months ended June 30, 2016.

The below table sets forth the Company's assets and liabilities that were measured at fair value as of June 30, 2016 and December 31, 2015 by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-        FAIR VALUE MEASUREMENTS (Cont.)

	June 30, 2016 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets:

Foreign exchange contracts	$-	$14	$-	$14

Total assets	$-	$14	$-	$14

Liabilities:

Contingent Consideration related to acquisitions	$-	$-	$267	$267
Liabilities presented at fair value	-	-	633	633

Total liabilities	$-	$-	$900	$900

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Liabilities:

Contingent Consideration related to acquisitions	$-	$-	$2,458	$2,458
Foreign exchange contracts	-	62	-	62
Liability presented at fair value	-	-	719	719

Total liabilities	$-	$62	$3,177	$3,239

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2016	$3,177

Settlements	(2,214)
Changes in fair value recognized in expenses	(86)
Accretion of payment obligation	23

Total fair value as of June 30, 2016 (unaudited)	$900

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONTINGENT CONSIDERATION

The fair value of the Contingent Considerations was estimated based on several factors of which the most significant is the Company's revenue projections. The Company used a Monte Carlo Simulation of the triangular model with a discount rate of 16%. Contingent Considerations are revalued to current fair value at each reporting date. Any change in the fair value, as a result of time passage is recognized in the financial expenses, any other changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in operation expenses in the consolidated results of operations in the period the estimated fair value changes. Contingent Considerations will continue to be accounted for and measured at fair value until the contingencies are settled during fiscal year 2017. Accretion of the Contingent Considerations is included in financial expenses, net.

During the first six months of 2016, the Company made a partial earn-out payment to Hayes' former shareholders in the amount of approximately $1,200. The balance of approximately $750 was paid in July 2016.

NOTE 5:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill:

	June 30,	December 31,
	2016	2015
	Unaudited

Goodwill, beginning of period	$30,844	$17,467
Revaluation (foreign currency exchange differences)	85	(207)
Acquisition	-	13,584

Goodwill, end of period	$30,929	$30,844

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (cont.)

b.	Net other intangible assets consisted of the following:

	Weighted average amortization	June 30,	December 31,
	period	2016	2015
	(years)	Unaudited
Original amount:

Core technology	5.09	$13,384	$13,384
Customer relationships	6.86	1,981	1,981
Non-competition agreement	4	224	224

		15,589	15,589
Accumulated amortization:

Core technology		6,101	4,834
Customer relationships		1,469	1,371
Non-competition agreement		140	112

		7,710	6,317
Impairment of acquisition-related intangible assets (*)		2,132	-

Other intangible assets ,net:

Core technology		5,151	8,550
Customer relationships		512	610
Non-competition agreement		84	112

		$5,747	$9,272

The estimated future amortization expense of other intangible assets as of June 30, 2016 for the years ending:

Year ending December 31,

2016	$1,109
2017	1,845
2018	1,421
Thereafter	1,372

$5,747

(*)	In the second quarter of 2016, the Company recorded a $2,132 impairment charge on developed technology. This impairment was based upon forecasted discounted cash flows which considered delayed sales trends with longer than expected sales cycles of Appfluent products, which the Company believes is primarily due to the innovative nature of this solution.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	LIABILITY PRESENTED AT FAIR VALUE

According to the loan agreement ("Agreement") with Plenus Technologies Ltd. and its affiliates, ("Plenus"), dated January 31, 2007 (as amended on March 30, 2009 and September 4, 2011), Plenus is entitled to consideration of 15% of the proceeds payable in a Fundamental Transaction (as defined in the Agreement), upon consummation of a Fundamental Transaction until December 31, 2017. During such period, Plenus may elect to receive the $ 300 in cash in lieu of such compensation. This compensation right was accounted for in accordance with ASC No. 815-40, "Derivatives and Hedging", based on which it was considered as a derivative and presented at fair value, with liabilities presented at fair value and other long term liabilities, which is marked to market at each reporting period. As of June 30, 2016 and December 31, 2015, the liability amounted to $ 633 and $ 719, respectively. The fair value of this derivative was conducted by management, and in connection therewith considered the report performed by an independent third-party valuation firm, using the Binomial Model for options valuation based on assumptions provided by management.

NOTE 7:-	DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815, "Derivatives and Hedging", which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company's global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company used derivative financial instruments, specifically foreign currency forward and option contracts ("Hedging Contracts"), to manage exposure to foreign currency risks, by hedging a portion of the Company's forecasted expenses denominated in NIS expected to occur within a year. The effect of exchange rate changes on foreign currency Hedging Contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	DERIVATIVES AND HEDGING ACTIVITIES (Cont.)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial expenses, net". Net income from hedging transactions recognized in financial expenses, net during the first six months of 2016 and 2015 was $3 and $82, respectively.  As of June 30, 2016 and December 31, 2015, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $6,422 and $6,471, respectively.

As of June 30, 2016, the fair value of the Company's outstanding Hedging Contracts that were designated as hedging instruments was recorded as asset of $17, included in the balance sheet within "Other accounts receivable and prepaid expenses".

As of December 31, 2015, the fair value of the Company's outstanding Hedging Contracts that were designated as hedging instruments was recorded as liability of $58, included in the balance sheet within "Accrued expenses and other current liabilities".

As of June 30, 2016 and December 31, 2015, the fair value of the Company's outstanding Hedging Contracts that were not designated as hedging instruments was recorded as liability of $3 and $4, respectively, included in the balance sheet within "Other accounts receivable and prepaid expenses".

NOTE 8:-        FINANCIAL EXPENSES (INCOME), NET

	Six months ended June 30,
	2016	2015
	Unaudited
Financial income:

Revaluation of liabilities presented at fair value	(86)	$-
Hedging	(3)	(82)
Exchange rate differences and other	(119)	(42)

	(208)	(124)
Financial expenses:

Revaluation of liabilities presented at fair value	-	59
Exchange rate differences and other	105	170
Accretion of contingent consideration	23	130

	128	359

	(80)	$235

15

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-        SUBSEQUENT EVENT

 In July 2015, the Company secured a short-term line of credit of approximately $5,000 from an Israeli bank, which was extended in August 2016 for an additional one-year period.